October 9, 2008

Mr. John T. Archfield, Jr.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:	Item 4.01 Form 8-K filed August 5, 2008, file number 000-24477

Mr. Archfield:

As requested in your letter to us of August 6, 2008, in connection with responding to your comments regarding the above and the subsequent amendment to such filing (together the “Filings”), we hereby acknowledge that:

1.	Stratus Media Group, Inc. (“Company”) is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (“Commission”) from taking any action with respect to the Filings: and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I apologize for the delay in furnishing you with this letter.

Sincerely,

/s/ Paul Feller

Paul Feller
President and Chief Executive Officer
Stratus Media Group, Inc.